SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2020

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2020, incorporated by reference herein:

Exhibit

99.1     Release dated January 2020, “TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2019.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January, 30 2020                                         By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number: 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

TRADING STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2019

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied, with a reasonable degree of certainty, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the six months ended 31 December 2019 (“Current Reporting Period”) and shareholders are accordingly advised that the Company has reasonable certainty that it will report:

•         earnings per share of between 47.78 cents and 49.22 cents per share compared to a loss of 7.2 cents per share for the previous corresponding period; and

  headline earnings per share of between 47.68 cents and 49.12 cents per share compared to a headline loss of 7.2 cents per share for the previous corresponding period.

The expected increase in earnings per share and headline earnings per share for the Current Reporting Period compared to the previous corresponding period are due mainly to movements in the following items:

1.     Revenue

Revenue increased by R858.9 million, or 69%, to R2,111.4 million (2018: R1,252.5 million), as a result of an increase in:

  Ergo’s revenue by R356.6 million to R1,589.6 million (2018: R1,233.0 million) due to a 3% increase in gold sold and a 26% higher average Rand gold price received; and
  Far West Gold Recoveries (“FWGR”)’s revenue by R502.3 million to R521.8 million (2018: R19.5 million) due to the Current Reporting Period being the first period of full production.

2.     Cash operating costs

The impact of the increase in revenue on earnings and headline earnings was moderated by an increase in cash operating costs of R208.5 million, or 18%, to R1,377.3 million (2018: R1,168.8 million), largely due to the inclusion of the cash operating costs of FWGR amounting to R177.2 million.

Cash and cash equivalents and borrowings

DRDGOLD ended the Current Reporting Period with cash and cash equivalents of R543.4 million (30 June 2019: R279.5 million) and borrowings of Rnil (30 June 2019: Rnil).

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors. The condensed consolidated interim results for the period ended 31 December 2019 are expected to be published on or about 12 February 2020.

Johannesburg

30 January 2020

Sponsor

One Capital